

Mail Stop 4561

November 6, 2015

Zhongbo Jia
Chief Executive Officer
JACC Studios Inc.
18124 Wedge Pkwy, Ste 1050
Reno, NV 8951

> **Re: JACC Studios Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 30, 2015**
> **File No. 333-207103**

Dear Mr. Jia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2015 letter.

Cover Page

1.   We note your response to prior comment 1 and reissue the comment. In this regard, the disclosure in the filing continues to state that the selling shareholders may sell the shares at prevailing market prices or privately negotiated prices. Please revise your disclosure here and throughout the filing to clarify that the selling shareholders must sell the shares that they are offering at a fixed price for the duration of the offering, even if the shares are quoted on the OTC.

Risk Factors, page 5

2.   We are unable to locate disclosure responsive to prior comment 4 and reissue the comment. Please add a risk factor that highlights the consequences of shell company status and includes a discussion on the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before

restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Risks Associated With This Offering

Our status as an "emerging growth company" under the JOBS Act OF 2012…, page 11

3.   Your disclosure here and throughout this section that you have elected to take advantage of the extended transition period provided by Section 107 of the JOBS Act is inconsistent with your statement on page 18 that you have irrevocably opted out of the extended transition period for complying with new or revised accounting standards. Please advise or revise.

Legal Proceedings, page 18

4.   We are unable to locate disclosure responsive to prior comment 11 and reissue the comment. With a view towards disclosure, please tell us whether Mr. Jia has been involved with any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 22

5.   We note your response to prior comment 12. Please disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or me, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Mark P. Shuman, Legal Branch Chief at (202) 551-3462. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies and
                                        Services

cc: Greg Wilkin, Esq.
        Novi & Wilkin